Klondex Announces Increase to Bought Deal Financing
Vancouver, BC - July 26, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) ("Klondex" or the "Company") is pleased to announce today that, due to strong demand, it has agreed with a syndicate of underwriters (collectively, the “Underwriters”), to increase the size of its previously announced $100,000,000 “bought deal” private placement. Pursuant to the upsized deal terms, the Underwriters have agreed to purchase, on a bought deal private placement basis, 22,900,000 subscription receipts of the Company ("Subscription Receipts"), at a price of C$5.00 per Subscription Receipt (the “Offering Price”), for aggregate gross proceeds of C$114,500,000 (the "Offering").
Klondex has also granted the Underwriters an option, exercisable in whole or in part up to two business days prior to the closing date of the Offering, to purchase of up to an additional 3,000,000 Subscription Receipts at the Offering Price for additional gross proceeds of up to C$15,000,000.
The Offering is scheduled to close on or about August 18, 2016, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approvals of the TSX and the NYSE MKT.
The securities to be issued under the Offering will be offered by way of private placement exemptions in all the provinces of Canada and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended. All securities issued pursuant to the Offering, including the Subscription Receipts and the Special Warrants, will be subject to a statutory four-month hold period in accordance with Canadian securities legislation, subject to the prospectus qualification referred to above.
The securities being offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.
About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in two producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, as well as the recently acquired True North Gold Mine (formerly the Rice Lake Mine) and mill in Manitoba, Canada.
For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com
Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to information about the structure, terms and timing of the Offering; whether the Offering will be completed and the terms of the Subscription Receipts. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.